# burble

## creativity

**Mission:**

To Bring Desperately Needed Comfort
to Millions of Children

THE
AUTISM ICEBERG
WHAT YOU SEE:
Gifted
Compliant
Hard worker
Well behaved
Eager to please
Sensory overload
Social Confusion
Feeling different
Communication
deficits
Exhaustion
Anxiety
WHAT DON'T YOU SEE

Autism affects over
1.5 million families
in the USA.

autism affects
an estimated
1 in 36
children in the U.S.

Source: Center for Disease Control, NIH

# Burble Creativity

"...giving autistic children control of the MultiSensory Environment reduced their RMBs, sensory behaviors, activity levels, stereotyped speech and vocalizations, and increased their attention."



Autism. 2022 Aug; 26(6): 1379–1394.
Published online 2021 Oct 24. doi: 10.1177/13623613211050176

PMCID: PMC9340127
PMID: 34693744

The use of Multi-Sensory Environments with autistic children: Exploring the effect of having control of sensory changes

Katy L Unwin,[1,2] Georgina Powell,[1] and Catherine RG Jones[1]



# Current Products On The Market





**$7,799.00**

Sensory Cocoon



**$24,999.00**

Sensory Room

**$2,100.00**

Light Up Touch Panel

Source: www.autism-products.com





# Our Story/Sleep Tent

- Interactive multi-sensory environment

- Patented MDI storytelling

- Digital or traditional storybooks

- Soothing "sleep mode"

- All kids love it – autism-focused at first

## $499.00 Tent – App $5/month

Burble Creativity

# Testimonials

*The Burble experience matched perfectly with my son's vast imagination.  At one point, my son was playing a video game and stopped and asked if he could try Burble again.  That is rare in my household!*

 Rich Erikson

My 14-year-old Autistic son LOVED the experience– he is still talking about it! He typically has difficulties regulating and winding down each night.

However, the night he attended the Storytelling Experience he was calmer than usual and able to fall asleep earlier and slept through the night. That NEVER happens. EVER.

 Julie

*"Very neat, love the sound and lights. The volume adjustments build excitement in the story.*

*Piper liked the raining part."*

 Alisa L

# Market Size – Opportunity



**Total Addressable Market:**

33 million families with children under 17*

$16.5 billion tent market

$2 billion annual app revenues

**Serviceable Addressable Market:**

1.5 million families with autistic kids under 17**

$750 million tent market

$90 million annual app revenues

**Serviceable Obtainable Market:**

25% of SAM

$187.5 million tent market

$22.5 million annual app revenues

- https://fred.stlouisfed.org/series/TTLFMCU
** https://www.cdc.gov/autism/data-research/index.html

# Quick History

- Seven years R&D, 7 prototype progression

- IP – 1 issued, 2 pending patents, 2 trademarks

- Burble App developed

- Hundreds of demonstrations (Proof of Concept)

- Hours of content created; partners engaged

- Ready to begin commercialization, **need funding**



# Funding Plan

- Burble has raised ~ $500,000 in previous financings

- Burble has commenced a capital stock offering under Rule 506c priced at a ~$2.6M pre-money valuation up to $500,000

- Current crowdfund offering at $31M pre-money up to $5M

- First 500 tents out, market validation, valuation increase, time to scale

- Planned Reg A+ offering at targeted $55M pre-money

- Targeting direct listing to national exchange or other exit opportunity

All projected offerings are based upon company plans and may be on different terms and it is unknown if raises will be successful.

# Crowdfunding Round

**Affinity investors** – Parents of children on the spectrum

**Demonstrated appeal** – They understand

Social media, word of mouth, nonprofits.

To get the product, fund the production!



IMAGINE
A BETTER TOMORROW
FOR YOUR CHILD
burble creativity
BURBLE'S
SLEEP | STORY TENT
Provides an immersive storytelling experience designed to engage your child's imagination, calm sensitivities, and help them settle into a deep, restful sleep.
CONTACT US
FOR MORE INFORMATION
www.burblecreativity.com
+1(951)704-6792
info@burblecreativity.com
My 14-year-old Autistic son LOVED the experience-he is still talking about it! It ignited his imagination and to hear him storytelling based on the sounds and lights was incredible to witness. He typically has difficulties regulating and winding down each night. However, the night he attended the Storytelling Experience he was calmer than usual and able to fall asleep earlier and slept through the night. That NEVER happens. EVER.
-Julie P.


October Ad in Autism Parenting Magazine

# Commercialization

- 500 tents produced for crowdfund & early adopters

- Feedback and design improvements

- 10,000 unit run – direct fulfillment (no inventory)

- First 500 to early adopters to replace originals

- Originals donated to local NGOs for underserved families

- Capital efficient operation, low overhead



Burble Creativity

# Burble 5-Year Proforma



Total Sales first 3 years – 78,500 tents

All projections are based upon company estimates. Actual results may vary, no projections are guaranteed.

# Our Moats

- IP – patent protected technology

- Trade secrets – MDI and tech synergy know-how

- Alignment with nonprofits

- Branding and identity

- PRICE – no "race to the bottom"



# The Team







## Taylor Cole
## Founder

**CTO – NavSea Corona**
• Audio processing disorder
• US parachuting team
• Base jumper
• Visionary founder/inventor

## Amelia Soriano
## CTO

**TOCA Dir of Dev & Innovation**
• Scrum Master
• Development manager
• Innovator

## Jay Goth
## CEO

• Entrepreneur
• Investment banker
• Fund manager
• Investor

Burble Creativity

# Disclaimer



Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC , located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer.  Please check our background on FINRA's BrokerCheck .

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.
Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically.   DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

burble

creativity

jay@burblecreativity.com

951-704-6792

burble
creativity